                             OppenheimerFunds, Inc.
                           Two World Financial Center
                        225 Liberty Street - 11th Floor
                            New York, New York 10281

March 7, 2008

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

         Re:      Registration Statement on Form N-14 for Oppenheimer Variable
                  Account Funds; Proxy Materials for Panorama Government
                  Securities Portfolio

To the Securities and Exchange Commission:

         In connection with the registration statement on Form N-14 (the
"Registration Statement") of Oppenheimer Variable Account Funds (the
"Registrant"), with respect to Non-Service shares of Oppenheimer Core Bond
Fund/VA, filed January 18, 2008, herein is our response to the comments to the
Registration Statement provided by Mr. Michael L. Kosoff, Division of
Investment Management, Securities and Exchange Commission, delivered in a phone call among him, and Taylor Edwards and the undersigned of
OppenheimerFunds, Inc. on February 6, 2008.

         The Registrant is filing Pre-effective Amendment No. 1 to the
Registration Statement, including the consent of the Funds' auditor. In this filing, but as separate correspondence, Oppenheimer Variable Account Funds, on behalf of its series Core Bond Fund/VA, and OppenheimerFunds Distributor,
Inc., Core Bond Fund/VA's principal underwriter, are requesting acceleration of the effective date of the Registration Statement to March 7, 2008, or as soon thereafter as practicable. We plan to start mailing the combined Proxy
Statement and Prospectus ("Proxy Statement/Prospectus") to shareholders of
Panorama Government Securities Portfolio ("Panorama Fund") on or about March
7, 2008.

         Staff comments on the Registration Statement are shown in italics, followed by our responses, and are as follows:

General Comments

1. Assure that all exhibits required by Form N-14 are filed with the next amendment to the Registration Statement.

All exhibits required by Form N-14 have been filed with the Registration
Statement.

2. The Table of Contents to the Proxy Statement/Prospectus filed with the
Registration Statement includes a heading, "Other Shareholder Services", that is not included in the main body of the document. Assure that the Table of
Contents corresponds to the headings used in the document.

We have revised the Proxy Statement/Prospectus to reconcile the Table of
Contents with the headings in the document.

Fee Table

3. Explain supplementally why the total expense ratio of Core Bond Fund/VA
(before the reorganization) and the pro forma total expense ratio of Core Bond
Fund/VA (after the reorganization) are the same but the expense examples for pre- and post-reorganization Core Bond Fund/VA differ.

We have revised the expense examples to reflect that the expenses paid by shareholders of Core Bond Fund/VA pre-reorganization are identical to those that would be paid by shareholders of Core Bond Fund/VA post-reorganization.

4. Disclose whether it is expected that, if the reorganization does not occur,
Panorama Fund's "Other Expenses" would continue at the level disclosed in the
Proxy Statement/Prospectus.

We have disclosed that it is expected that Panorama Fund's "Other Expenses"
would continue at approximately the level disclosed in the Proxy
Statement/Prospectus so long as Panorama Fund's net asset level remains at current levels.

Capitalization Table

5. Explain supplementally why, for each Fund, the number of shares multiplied by the net asset value does not equal the Fund's net assets shown in the table.

The discrepancy was inadvertent. We have corrected the Capitalization Table.

Principal Risks

6. Explicitly state that Core Bond Fund/VA has greater risk than Panorama
Fund.

We have emphasized in the first paragraph of the risk section that an investment in Core Bond Fund/VA is subject to greater risk because Core Bond
Fund/VA may invest in lower-rated debt securities and foreign securities and may invest without limitation in private issuer debt securities.

7. Re-locate the discussion of the risks of the Funds so that this discussion precedes the fee tables and expense examples.

We have moved the risk disclosure as requested.

8. Include a list of the risks of each Fund before the narrative discussion of these risks.

We have added a table listing the risks of each Fund. This table precedes the discussion of the Funds' risks.

Information about the Reorganization

9. The third paragraph of the sub-section "How will the Reorganization be carried out" suggests that only shareholders that vote to approve the
Reorganization will have their shares redeemed. Revise the disclosure to make clear that, if the Reorganization is approved, all shares of Panorama Fund will be redeemed.

We have revised this paragraph as requested.

10. In the sub-section "Who will pay the expenses of the Reorganization", define the term "OFI".

We have replaced the term "OFI" with the defined term "Manager."

11. In the sub-section "What are the tax consequences of the Reorganization", confirm that the disclosure of tax consequences is applicable to a reorganization of funds that serve as investment options under variable life and other insurance products.

We have reviewed this disclosure and believe that it applies to the proposed reorganization of Panorama Fund with and into Core Bond Fund/VA.

Voting Information

12. At the end of the first paragraph of the sub-section "Quorum and Required
Vote", disclose that proportional voting may result in a small number of contract owners determining the outcome of the vote.

We have added the requested disclosure.

Other

12. Update the listed telephone number for the SEC's public reference room.

The telephone number has been updated as requested

13. Where a document is incorporated by reference, provide the SEC file number for the document in accordance with Rule 411 under the Securities Act of 1933, as amended.

We have provided file numbers as requested.

Part C

14. Add disclosure to Item 15 to discuss the application of Section 17(h) and
(i) of the Investment Company Act of 1940, as amended.

We have added the requested disclosure.

15. Please explain why Item 16 includes references to exhibits for funds whose securities are not being offered through the Registration Statement.

We have revised this item to delete references to exhibits that do not relate to Core Bond Fund/VA.

16. Please include as an exhibit the agreement by which OppenheimerFunds, Inc.
will reimburse Core Bond Fund/VA for the expenses attributed to it as a result of the Reorganization.

OppenheimerFunds, Inc., the investment manager to Core Bond Fund/VA, has undertaken to Core Bond Fund/VA's Board of Trustees that OppenheimerFunds,
Inc. will bear the expenses attributed to Core Bond Fund/VA as a result of the
Reorganization. OppenheimerFunds, Inc. will be billed for and pay these expenses directly. OppenheimerFunds, Inc. has not entered into a separate written agreement with Core Bond Fund/VA for this purpose.

17. File as an exhibit to the Registration Statement the power of attorney pursuant to which Core Bond Fund/VA's Trustees have granted authority to a representative to sign the Registration Statement on the Trustees' behalf.

We have filed the power of attorney as an exhibit to the Registration
Statement as requested.

18. Include Tandy representations in any response you provide to Commission staff comments to the Registration Statement.

We hereby make the requested representations, which appear below.

         The undersigned hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Staff is requested to address any comments or questions you may have on this filing to:

                           Taylor V. Edwards
                           Vice President & Assistant Counsel
                           OppenheimerFunds, Inc.
                           Two World Financial Center
                           225 Liberty Street New York, NY 10281
                           212.323.0310
                           tedwards@oppenheimerfunds.com

         Thank you for your assistance.

                                                          Sincerely,

                                                          /s/ Robert W. Hawkins
                                                          Robert W. Hawkins
                                                          Vice President and
                                                          Assistant Counsel
                                                          Tel.: 212.323.5039
                                                          Fax: 212.912.6384

cc:      Michael L. Kosoff, Esq., U.S. Securities and Exchange Commission
         Taylor Edwards, Esq.
         Gloria LaFond
         Allan Adams, Esq., Myers, Swanson, Adams and Wolf PC
         Paul H. Dykstra, Esq., Bell, Boyd & Lloyd LLC
         Paulita A. Pike, Esq., Bell, Boyd & Lloyd LLC